Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: November 18, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 11, 2021, Will Marshall, Co-Founder and Chief Executive Officer of Planet, and Niccolo de Masi, Chief Executive Officer and Director of dMY IV, discussed about the business of Planet and its merger with dMY IV, in SPACInsider Podcast hosted by Nick Clayton and Marlena Haddad. A copy of the transcript of this podcast is set forth below.

SPACInsider, Planet Labs Podcast Episode Transcript

Nick Clayton: Hello and welcome to another SPAC Insider podcast. I’m Nick Clayton, and this week, my colleague Marlena Haddad and I will speak to Will Marshall, co-founder and CEO of Planet. Planet announced a $2.3 billion business combination with the dMY Technology Group IV in July. Planet provides data services to a raft of industries powered by its fleet of 200 satellites that generate a complete image of the Earth’s surface every day. We discuss how the private space sector is maturing and how everyone from journalists to farmers to hedge funds are using its solutions. dMY IV CEO Niccolo De Masi also joins us to discuss the SPAC side of the transaction and why he has been eager to get a deal done with Planet since its first dMY SPAC. Take a listen!

Nick Clayton: All right, so well, we’ve seen many companies finding new ways to use satellite imaging and data, but it seems like the applications just keep growing in number. And I want to get to a bunch of them, but it seems like a great place to start is how planet services were key in the reporting that was just awarded a Pulitzer Prize. Could you walk us through that?

Will Marshall: Yeah, absolutely. Well, in general, Planet has 200 satellites to image the entire landmass of the Earth once per day, and it covers all sorts of hidden treasures. And we do work with journalists. And in this case, some journalists from BuzzFeed had used our data to look for Uyghur detention camps, that’s the Muslim detention camps in western China, and the Baidu Maps, the Google equivalent in China, had actually blocked out some areas. It was actually a lot of areas and more than a million, but amongst them there when they looked at our imagery of the same area, of course we don’t block out any areas, they could find these detention camps. So, one or two had been discovered by journalists on the ground. They extrapolated this to find 200 Uyghur detention camps or potential detention camps is not 100 percent confirmed, but it’s mostly understood across western China. It’s a big deal for human rights and the broader message and theme is that we’re shedding light on everything that’s going on around the planet. It’s a new era of transparency with implications. I think a very positive for peace and security. We aren’t going to allow countries to just hide anymore.

Marlena Haddad: So that’s perhaps a micro usage of Planet’s technology. But on the macro, Planet addresses two multitrillion dollar economic shifts. The digital transformation totaling approximately 100 trillion and then ESG, which is worth about fifty-three trillion. So how does Planet play into those two sectors?

Will Marshall: Yes. So, the planet has with its 200 satellites, it collects information about the Earth and that information paired with artificial intelligence and machine learning that we put on top of it to extract out features and identify objects. Other data that empower companies across the globe to make more efficiency is like that, and that’s what the digital transformation means. It means big sectors like agriculture, using our data to improve crop yields by 20 or 40 percent, and that’s across a trillion-dollar industry. That sort of savings is huge, and they can also reduce fertilizer use, increasing yields and basically increase profits. And if agriculture companies don’t do that, they’re going to be left behind. And so that’s digital transformation, and that applies to a lot of sectors, transportation, energy, insurance, government and then the sustainability transformation, and I just came from the COP 26 conference in Glasgow, where, of course, this is the topic du jour of all the world leaders is all about how we transition to a sustainable economy and that both on the government side, measuring emissions, measuring natural capital, protecting park systems. And on the company side, measuring ESG and targets after companies and countries set their goals, the very first step in getting to that, is measurement. How are we doing and where are we going? And otherwise, no one’s going to have any accountability on it. So, countries need it. Companies need it. Pretty much every country and pretty much every company needs our data to figure out how they’re doing against the sustainability goals. So the data is what powers these transitions. You know, the economist quipped that data is the new oil, and there are some limitations to that analogy. Obviously, I hope the data in particular is not as dirty as oil, but there’s some good aspects of it too, because like oil, data powers lots of different industries and like oil, you have to refine it first before it becomes useful. But data is powering everything these days, just like oil is or was powering all these different industries. And so, data is what powers it. I’ll note that Google has open-sourced a lot of its algorithms, a lot of its artificial intelligence happens that we employ on our data, by the way, because the same things for recognizing dogs and cats on pictures online can be used in recognizing objects in our imagery. Roads and buildings and ships and planes is the same underlying technology. So, we leverage that. But Google, you will notice they open-sources all the AI, algorithms, they don’t open-source any of their data, and that’s for a reason. The value proposition that Google has is that data. The same with us; we’re a data company that’s powering these two major transitions that you just mentioned.

Marlena Haddad: And how are customers utilizing your data outside of sustainability? What are some applications that the average listener might not have heard of?

Will Marshall: Well, let me, you know, I already mentioned agriculture in every three by three-meter area with our spectral bands, we can actually tell crop time and crop yields. And that enables a farmer to determine where to put fertilizer in the field, where to, where they might be blinds that needs attending, crop health, and then when to harvest. Again, this is all leads to what we call precision agriculture or digital agriculture, improving top yields, by 20 to 40 percent. So, you may not know this, but some of the food that goes on your palate, utilizes our data to improve the yield that enables that.

More closer to home, how your listeners out there might actually use this, but may not know. Maps online, so Google uses our data to update the maps that you see online, thousands and thousands of times every month. So like whenever they see a road or building out of date, or somehow, they get some signal, they send an automatic task request to our satellite that takes a picture of that area. It automatically recognizes that new road or building, and then they update the maps that you see online so that your directions stay up to date. And it’s incredible, a sophisticated process, but that’s how your Google Maps stay up to date that you use for your directions.

Another way you might notice, but have not realized, is that in the press, like we were just talking about the Uyghur detention camps. Actually, that happens all the time. There are news articles the journalists say, “hey, what’s happening here?” “What’s happening there?” Well, we help provide the imagery to those sorts of organizations so that they can shed light. Pictures paint a thousand words, and help people to understand, oh, it’s not just a flooding or that earthquake or that refugee camp, here’s a picture of it, so people understand it in context.

And then finally, if unfortunately, you are ever caught in a disaster situation our data is being used to help those disaster responders. So, for example, in Germany recently, that was unprecedented floods, the biggest floods that have ever happened in the country in the last 60 years, and our data was used by the first responders, like which bridge is down? Which is not? We can compare today’s image with yesterday’s image and help them to do the immediate relief, also helping them with the planning. We’ve also done that with fires here in California, where Planet is based. We help Plumas County and other counties in California with the Dixie Fire and other fires in the recent Fire season. We can help the fire responders- where’s the fire where’s the smoke blowing? And also, we have the data to help them inform where to do the fire prevention work so that we can reduce the probability of future mega-fires. So civil government is another user, they buy our data and then you all benefit in the public through the fact that this is helping those emergency responders. Those are a couple of examples.

Nick Clayton: Yeah, it’s fascinating. Satellite companies have been popular among SPACs over the past year and those that are already completed their DeSPAC processes have been warmly received by the market. But there’s a lot of differentiation between companies. One of those is scale. Could you talk a bit about, you mentioned how many satellites you have already at work, but how does that compare to the competitive field?

Will Marshall: Well, competition first is a really great thing, I mean, we very much welcome it. Planet is unique in a couple of ways. One is that we have a lot more Earth imaging satellites than anyone else and more than 10 times anyone else. But particularly important is our scanning system. So, we have something that no other company has, which is there’s 180 of 200 satellites doing daily scan of the whole Earth. They’re not tasked to a specific location. All the other Earth imaging companies, you say, I want a picture of Los Angeles or I want a picture of Tokyo, and that would take a picture of that and then give it to you. We have so many satellites that we can scan every place, so we automatically scan L.A. and Tokyo, but we also scan everywhere else in every country, every day. And then if you’re a customer, you come to us and say, I want that area and we say, well, we’ve already got it. Here it is. And we clip it up and ship it to you. OK?

That is important for a couple of reasons. Firstly, the wide scale change gets a large-scale activity. Agriculture is 25 percent of the land mass of the Earth. You can’t do that with a point and shoot satellite system. You can only do that if you do the scan. Forestry, similarly, maritime, similarly there a lot of countries are monitoring that for illegal fishing and things like that. And so that’s one benefit of that. So it opens up new vertical markets and no other players have that scanning system.

The second benefit of that is that you can sell each image to multiple users, and that means that the incremental costs are really low, right? But when we sell an image to a second user, the direct margin is very, very high. So, we definitely have the largest dataset overall. We collect about 100 times the area of any other Earth imaging company. And so that just gives you a bit of a sense of differentiation there. So, all the others combined, I think, are less than a tenth of what we produce at this point. So, we’re a little bit further along in maturity than at least the newest space company.

Nick Clayton: And right on to that point, Niccolo, I mean, I’m sure you’re looking at multiple companies that are potentially in this space. And so, what were some of those attributes of both in terms of, you know, technical quality and scale that stood out to you?

Niccolo De Masi: I think Will is a remarkably humble man for what he’s achieved in the business as a chief, right? Numbers like, I’m not kidding, numbers like, I think we’re 100 times more than the next biggest competitor, you know, roll off the tongue. But people don’t usually stop and digest what we’re saying, right? If you look at any other industry, right, what Will is saying is “we’re are the Tesla of this space”, “we’re the apple of the space”. You’re comparing Tesla, in my opinion, with other competitors who are like an EV startup in my back garage. Right? Factor of a hundred is a big number, right? A factor of 10 or 20 times more satellites, it’s a big number.

You know, Will’s been collecting data with Planet for almost a decade. I think it’s something like more than 30 petabytes of Earth data and their repository that they can sell and track Earth transformation through. You know, there’s two halves of this business that are often not as well, I think, digested by some members of the investing community. And if you just separate his business into the Earth scan, which no one in the world can do, by a factor of 100, no one can do it. So, Planet is a monopolist for about 75 percent of the revenue, right? And it’s a cloud data business that’s growing quickly, high margins. What we think of dMY is that there’s nobody even five years behind them. There are probably people that are 7 years behind, 10 years behind them.

Then there is a zooming business, which is a minority of revenues, but Will’s zooming business alone is bigger than most people’s zooming business, right? It’s just that it’s dwarfed by the total revenue because this is a nine-figure revenue company. It’s not a seven or eight figure revenue company like a lot of the competitors are. I mean, Will has built a business that sells to over 700 customers, it’s a diversified global customer base, this is not a “we sell to three letter agencies, that’s all we do”, it’s a data company, right? It’s not a satellite tasking business, it’s not a professional services business.

And he’s also very humble about the fact that, like Apple, he’s serious about software to the tune of building his own hardware. And that’s just an amazing advantage, right? dMY was struck in diligence across the whole landscape of the fact that only Planet controls the whole value chain, from hardware to software to A.I. to subscription data, everybody else does pieces of it, and everybody else, you know, likes to win government contracts, but Will’s making most of his money from private industry. And there’s just this massive opportunity to keep democratizing Earth data that I know he’s passionate about whilst we’re also doing good. It’s a great business and he’s doing good, you know, literally for planet Earth.

Marlena Haddad: And as this market grows, what do you guys see as being the most challenging aspects of reaching your goals? Would you say it’s more launch availability, technological constraints or perhaps something else?

Will Marshall: Well, I mean, we’ve largely retired the technical risk. We’ve got the 200 satellites up that we wanted to both scan the Earth and to Niccolo’s point, do the second, which is the tasking fleet that can do up to 12 images per day of any particular location at high resolution. That system is technologically retired, so are all the imaging processing steps which enable it to be useful for people. The images are we what we call analytics ready. So, machine learning ready, ready for the machine learning to go on top of them.

What, I would say is the biggest limitation on our growth rate, the second is simply boots on the ground. So, part of the reason we’re going public is to have more capital to put behind sales and marketing efforts to go after. We’ve got a big pipeline of opportunities. It grew 45 percent year on year and we just have an explosion of opportunities.

Last year, the number, we had twenty-one sales reps and we did just over a hundred million in revenue. But we really, as one of our advisors recently said, Will, why don’t you have 100,000? You should have 100, at least, you know, like we just need more boots on the ground around the world, helping connect this to users that are interested and see value in it. And so, we got to do that.

Also, the second thing that we’re using the capital for, just as you know, is building software to go up the stack. And so, we’re servicing those customers that I mentioned, like agriculture, like the big companies mapping, like Google, Civil Government for disaster response, defense and intelligence for security and border security, things like this. But there’s a number of other vertical markets we can go into: insurance, finance, energy and a bunch of others, but they require a bit more information. So, for example, in finance, I think we’ve got a huge amount of alpha on a lot of commodities. We know the soy yield of the world before anyone else. We know the output from all the world’s copper mines before anyone else. However, the hedge funds don’t want just pretty pictures, even analytics ready pictures. They want time series analysis of data that flows into their workflows. Well, that’s what we’re building, but that takes software to go up the stack to enable those kinds of users.

Marlena Haddad: Then just going off of that on the software side, how much of the evolution of your products has come internally and how much has been spurred by customers asking for your specific capabilities?

Will Marshall: Well, out of the gate, we built a system that no one asked for, the scan of the Earth. It didn’t exist before Planet, and we said it’s more like Steve Jobs mode, no one asked for the iPhone and no one asked for an iPad, but when they got it, they were jolly happy with it. You know, like, well, the same is true of our scan no one asked for a daily scan of the whole Earth. But we thought about why that would be useful to agriculture companies like I mentioned, like twenty five percent of the land mass of the Earth, surely they want to know how their crops are doing and improve their crop yield, forestry, the same for forest management and so on. And these no one was able to service them before.

But now, having built that system, we are listening to the customers much more about the details. So, they’re saying, well, can we just add this spectral band that would make it more useful? Can you just add this analytics software piece that would enable it? Like in the case of agriculture, there’s an index called the NDVI, which they really like, which is reissuing of different spectral bands that enables you to pull out crop yield basically, you know, biomass. And so, we added that to help those customers, right? So we are very much listening to what the customers need there, but there’s always a mix between building what we know that they want versus what they immediately are asking for.

Nick Clayton: Interesting. And so just to talk about risk a little bit, I mean, with all of these next generation satellites going into orbit, is it getting crowded up there now that the barriers to entry to the cosmos are getting lower? Or are there any risks associated with any of that?

Will Marshall: And so firstly, space debris is a real problem, and we are seeing rises in that. But we keep our satellites really low and out of the way. This is a problem I concerned myself with for some years when I was at NASA. I spent a couple of years doing research in that area, publishing papers and methods to reduce that problem. And just like climate change here on the Earth, the quicker you nip it in the bud, the better. So we do have a challenge. We’re staying out of the way. But you know, for now, there’s no immediate risk to not put up more satellites. The main challenge is the debris itself and how to get rid of that debris, it’s not the satellite, there’s only about 3000 satellites in orbit. There’s about 100 million pieces of space debris. And so, it’s more about managing those. And the biggest challenges there are satellites that accidentally explode with the extra fuel or countries occasionally blowing up satellites. Either way, they cause a lot of pieces, not just one or two satellites like thousands and thousands of pieces. And that’s what dominates the debris environment is when those things happen, as opposed to the constellations of satellites.

Marlena Haddad: And then just diving into your satellites, what is the average lifetime of your satellites and what would the cost difference be if Planet used drones instead of satellites? I mean, do you guys view drones as competitors?

Will Marshall: So our satellite, the Dove fleet that does the scan, we have a design life about three years. They typically last about five years, but we have a design life of three years, just like you don’t want a three-year-old phone in your back pocket, you don’t want a three-year-old satellite in space. They constantly get better with miniaturization of sensors, miniaturization of hard drives and other compute power going up. We want to leverage that by putting the latest technology. So, every iteration, we’ve had on average four launches a year for the last five years. So, 20 rockets over four years. And each time we put the next generation of satellites, we swap out the hard drive to be a bigger hard drive, we swap out the sensor to go from a 29-megapixel camera to a 47-megapixel camera. We want to swap out the radios to get from 300 megahertz per second to 1.6 gigabits per second. These are examples of two things we did last year to improve our satellite. So those are the kind of improvements we make every year to make our satellites better and better, so they can collect more and more information per unit dollar spent on them.

And so that we find a three to five year life is about right, and then on a slightly bigger satellite, the one that we bought from Google, they have a design lifetime of about five years, although we find them typically last more than seven years. On those we replace, on that sort of timeframe, a little bit longer, just cause they cost a little bit more.

On your second question about drones. I think that they’re complementary, if anything, but not really competitive because satellites do something unique. I mean, you just can’t cover that kind of ground with a drone. So, if the resolution is sufficient like it is in agriculture, for most agriculture purposes, it’s about 100x lower cost to use satellites than it is to use drones. You might think, “oh, it’s cheaper to put up a drone”, yeah, it may only cost a few hundred dollars every time you put it up because you have to pay someone to fly it. The cost of the satellites per unit area is much, much lower, even though it’s more cost to put up the satellite in the first place because they go eight kilometers a second. So, they cover vast areas of land, like each of our satellite covers an area, I think about twice the area of California every day. So, try covering that with drones. You take thousands of thousands, or millions even of drones to cover that kind of area. So, our satellites are very good at sweeping up territory, and that’s the massive advantage of satellites. They’re going at 36,000 miles an hour. Try flying a drone like that speed.

Marlena Haddad: So since Google was part of the PIPE and an early investor, would you be able to tell us a bit more about your relationship with them?

Will Marshall: Sure. Google had invested in our satellite arm that was supplying their maps, and we bought those satellites from Google and Exchange. They also still buy that data for the maps, and I mentioned the use case there to keep the maps up to date. In addition, through that transaction they became an investor. Finally, we do store our data on Google Cloud, and that’s mainly because of the fantastic machine learning tools that they have embedded in that infrastructure. Then recently, we just came out with a new part, a fourth part of our relationship, if you like, which is around going to market together, in particular, with Google Cloud. Our data and their compute serves particular industry vertical markets like agriculture, like sustainable supply chain tracking, that each component is more than the sum of its parts, and we go to market their capabilities, they go to market ours, it taps into their bigger salesforce. It’s a feather in their cap because they get the best satellite data on our system, and so it’s a win-win.

Nick Clayton: Right, moving to the SPAC side of things, why Will did you ultimately opt for a SPAC path to public markets rather than a traditional IPO? And how much did the sort of past SPAC deals we’ve seen in this space over the past year play into that decision?

Will Marshall: Well, firstly, the most important thing we were thinking about is whether to go public at all, not which is the mechanism. The first decision is when and how to go public, and we were ready, Planet was ready. We had retired the risk on the satellites. We had the 200 satellites up ready to go in the technical sense. We had product market fit and we had a scale business with over 100 million in revenue last year. So, we were like, “Ok, we’re ready,” and that was at the beginning of this year, and we’ve been preparing for that for some years, right? I’ve had a CFO now for almost two years who’s been the CFO of a public company. We’ve got a board that’s public company ready. We’ve got executives that are public company ready. We’ve built a company that’s public ready.

The second factor is that we felt the pull from the market, and I don’t mean the market, in terms of the SPAC market or the IPO market. I mean, in terms of the customers, we were feeling the pull. We weren’t quite sure going into the COVID lockdown, what was going to happen, but it meant more people couldn’t go and do that site inspection that they normally do, or couldn’t test that environmentally sensitive system, so they do satellites instead. So, it’s sped up the transition, a bit like it sped up Zoom, not quite that extreme, but it sped up. Then there’s this big transition to sustainability, the whole economy is going, “let’s move to a sustainable economy.” Companies and businesses, as well as countries, and Planet is the key to that. It’s not just a side matter, it’s pretty much critical to these companies and governments doing that transition. So, we’re feeling that pull and we think it’s time to step on the gas.

Then to the specific mechanism, we thought SPACs were an efficient mechanism. I met Niccolo and his partner, Harry, and I thought they really understood our business and could help us to achieve that early foray onto a public market. So, I felt like it was a good match. They saw the full value proposition of the company, as a data company, not a satellite company, with the digital transformation and sustainability transformation. And they saw us as completely relevant to sustainability, which I think, the public markets are really keen on supporting because consumers really care about it and public investors are starting to care about it a lot as well. So, the summary is, Planet was ready to go public and the world needed Planet.

Nick Clayton: Well, and for Niccolo, I mean, we’ve talked about how Planet stacks up against some of its competitors already a little bit, but just sort of in general, as you look over the space, what do you think are the most important financial metrics that are at play when you’re comparing planet to some of these other companies that are out there and that are now listed players?

Niccolo De Masi: Look, we’ve been in love with Planet’s business since my first SPAC, believe it or not, and I’ve always thought the business is really one of a kind. It’s one of a kind because it’s the ultimate thing behind I think, the Fortune 500, Fortune 1000. I think everyone is going to be a customer of Planet. I think every friendly government, state, local, federal, will be a customer. Will’s assembled an amazing team. He’s got Kevin Weil, who led product for Instagram and Twitter, also running products here. I can see in the coming years how this will be a household name company, right? Consumers will know it as a household name. Enterprise will know it as a household name. It’s just so important to where everybody needs to take their business and his ability to be a one to any data company means that he can move the price point to a disrupting position, kind of every year.

I personally think that Planet is going to suck the oxygen out of the category, to be blunt. That was our conclusion as we looked at this business and the landscape. The history of technology companies is very clear. A one-year coding advantage at most SAS companies can be pretty fatal, right? If you’re a year behind, the chances that you’re two years behind, three years from today is quite high. Planet, again the numbers are astonishing, right? We’re five to seven years ahead on the Earth scan, 100x the coverage, 10x the satellite, these are really big advantages, right?

We view Planet as the 800-pound gorilla of the space. I believe that this uniquely powerful vertical integration means that Will and team can turn ideas and thought into reality, fast as anybody else in the world. They’ve shown that for the better part of a decade, right? because they do everything in house. That means that we expect their lead will increase. So, I think this is a winner takes most business, not quite winner takes all, but heads in that direction over time. This business now has the capitalization to grow the software team faster, the sales team faster. I mean, Will’s modest like “they only process inbounds,” basically, and they’re the biggest company in the category. Like, wait till we can process some outbounds.

I think this business is the ultimate price giver, and that’s something dMY looks for. They have proprietary data they capture every day, and they provide on a subscription basis. It’s like a Bloomberg terminal, where it’s the only person that has the stock tickers. How valuable is that, right? You pay for that, no matter what, whether or not there’s inflation, there’s recession, there’s shelter in place, there is COVID, there’s a booming economy, we view this as an ultimate all-weather company, right? They’ve gotten this far on relatively modest amounts of capital, which leaves us confident that this big step up in capital is going to be spent with an exceptionally high return.

Will Marshall: Yeah. If I could just add on to the point about the Bloomberg terminal, I think that’s a really great way of thinking about Planet. So, a lot of people think about Planet and go, “the satellites,” and that’s true, we, of course, do the satellites and in many ways is our forte. We’ve invented this agile aerospace to go faster and faster. But what the user sees, is a Bloomberg like terminal. It’s an interface to see our data and set up bespoke information feeds. Whether you’re an Ad company or a country, you’re setting up information feeds, this area of interest, give me alerts, give me just if there’s roads or new buildings or these sort of things, and you send that into your decision making process. That’s just like Bloomberg, except per Niccolo’s point, Bloomberg mainly aggregates public sourced financial data into a great platform that people use. We generate that data using our own proprietary fleet of satellites, and the other difference is that it’s relevant to a lot of different vertical markets, not just relevant for finance. It’s relevant for insurance, energy, agriculture, civil government and so on. I think of it as Bloomberg plus plus. I love the Bloomberg model; it is a data business. We are data business and its high growth, high margins, high stickiness and all that. And we’re the same because of exactly the same reasons Bloomberg does well.

Marlena Haddad: And then what benefits do you see gaining from being a publicly listed company and how do you plan to take advantage of those?

Will Marshall: Well, a couple of obvious ones. One is the access to capital and during this process, of course, raising a lot of capital, 250 million dollars in a PIPE led by BlackRock with participation from CPP, Google, as you mentioned Marc Benioff and his foundation, and a number of other really high quality investors. Then the trust, of course, dMY, Niccolo and all of the people that are in that trust. So, it’s capital that enables us to accelerate.

Then the second is the marketing. So, Planet, at least should be known by all the people that could get value from it, all the Ad companies, all of the mapping companies, all of the civil governments and most of them don’t yet. So, we need to step up on a stage a little bit more. Not for publicity sake, but in order for all those companies to hear about us if they’re going to gain value from us. So, there’s both acceleration, the accleration because of capital and acceleration because of the branding.

Niccolo De Masi: And I’ll just add to that a couple of things. One, look, I think the visibility of the company heads towards that household name trajectory as a result of a great NYSE listing day. I think the liquid currency gives Will the ability to roll up the space, right? and make acquisitions that you might want to build. We made one yesterday, I think yesterday or two days ago, at this point, right? So, they’re demonstrating that this is a company that does what it says it’s going to do. And lastly, its competitive talent market, right? Planet has a unique, mission driven, Public Benefit Corporation underpins this, which is a hiring advantage, particularly in things like Data, AI, Machine Learning. But, on some level, I think having liquid RSUs does help this company attract and retain. No doubt about it.

Marlena Haddad: And then lastly, what’s next for both this transaction and for Planet?

Will Marshall: Well, we just announced the shareholder vote will happen on the 3rd of December, shortly after we’ll be listed on the New York Stock Exchange. So, it’s getting very real and exciting. Then more generally, that’s just a milestone in Planet’s trajectory, its back to business, right? It’s building the products, going up the stack to enable more and more users to get access to our data. We want to democratize access to it, empower users across and systematically go after all the vertical markets. So, both on the product side, and on the sales and marketing side, its back to execution.

Nick Clayton: And to end on looking just at the slightly further horizon. What do you see this space looking like and how this industry evolves over the medium term, now that as the competition shakes out and as the technology improves, as you mentioned the satellites are getting better year by year. What are we looking at 15, 20 years from now?

Will Marshall: Well, there’s a space renaissance going on and it’s a very exciting time. You’ve seen new rockets, Space X, many Nano rockets going up and you’ve seen new satellite fleets. But actually, the exciting thing is less the rockets and the satellites, or the billionaires and their trips to space like, Elon Musk and Jeff Bezos and Richard Branson. That’s such a distraction from what I think the biggest upshot of what’s going on, which is a massive data revolution. Over the last five years, we’ve seen a more than 10x increase in the amount of data collected about our planet Earth. That is what powers massive new industries in the economy here and also in the sustainability transition, to power those transitions, to power digital transformation and sustainable transformation of the global economy. Those are multi-trillion-dollar issues, so space is not this far out thing. It’s about helping us here on Earth and on the Earth economy. It just gives us a unique vantage point to do that.

I think we’re going to see over that period. It is a big green field of opportunities to go after different sort of business. I think Planet is in a proper position to go after a lot of that. But you said earlier that space got easy. Yes, in some sense, it’s got easier. But let me just tell you to launch the largest fleet in human history, which we had to do when set out. No one ever launched a hundred satellites before, so it was a new undertaking and we had to put these ground stations around the world and all the data processing and all of that, it was a very complex undertaking. I liken it to a minor Apollo project. This is not for the faint of heart. No one’s going to come down. All that miniaturization electronics have made things in principle a bit easier, but this is not something that two people who drop out of Stanford and start building satellites in their garage. Sorry, that’s just not how it’s going to happen because these are really sophisticated devices. They take a lot of engineering complexity in what we call systems engineering complexity, so I think it’s really exciting. But anyway, the biggest upshot is that it’s a data revolution. This is empowering and not billionaires going to Mars.

Niccolo De Masi: Will and I are both Physicists, so I echo what he just said. They call it rocket science for a reason, it is challenging and the barriers to entry here are so dramatic, if you just stand back. Will owns Google’s attempt to do this themselves, right? He bought their business. That’s Google. They have money and people and expertize. Well, this is a business with such challenging barriers to entry. When I say five to seven year lead, that’s over everybody, including Google, if they wanted to try this right?

Will Marshall: And by the way, I wasn’t trying to poke a finger at Google because they, I guess they dropped out of Stanford and started Google. I wasn’t trying to specifically talk about them. No, I mean, we love our partnership with Google, of course, I wouldn’t say anything bad about them. But it is in fact true that it’s a very different sort of value proposition. You have to really plan this out, it takes systems engineering. It’s not like you can just iterate software with this. We’ve taken that approach and called it agile aerospace, like agile software, but it’s actually much more complicated. The planning is quite sophisticated to get these satellites or to work together with all the components, the ground stations, the mission control, architectures and so on, as well as all the software stack, the space sits on top of that. So, it is quite complicated.

Niccolo De Masi: In the long term, all tech markets, historically, kind of move from value and hardware to value and software, but they actually end up with value and data as the winner. So, our perspective is that all of the value in the space category, you know in public markets, is going to be in the data. I can assure all of us and all listeners, it’s not in tourism. Tourism is never the profit generator people hope it is. It’s a vanity business. But data, data is always what people have to pay for and can’t live without. Every business on this earth will come to the point soon where they can’t live, and they can’t compete without Will’s data and Planet’s business.

Nick Clayton:Well, that is fascinating and its interesting how SPACs have played a role in essentially all stages of that. With Virgin Galactic being a big SPAC deal that caught a lot of people’s attention several years ago on the tourism question. Now we are already having SPACs involved in the data question when it comes to space. So, this is going to be a really fascinating deal to continue to watch. We look forward to seeing everything that you guys accomplish in the next few years beyond December and into the cosmos.

Will Marshall: It was great to chat, and we’re excited about going public. I’m excited for everyone to be able to buy Planet shares. I think it’s going to be fun to have them on board for this ride. I think people especially love the fact that we’re helping sustainability in a real way. It’s not just greenwashing; we really have that drive and a lot of people understand that. It’s a real business and the value proposition to the market is clear. So, you know, we’re excited about going public. Thanks very much for the conversation.

Important Information and Where to Find It

This podcast may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

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Forward-Looking Statements

This podcast includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This podcast transcript is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This podcast transcript shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.